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Exhibit 21

Subsidiary of Qwest Communications International Inc.	Jurisdiction of Incorporation
Qwest Capital Funding, Inc.	Colorado
Qwest Communications Corporation	Delaware
Qwest Corporation	Colorado
Qwest Dex, Inc.	Colorado
Qwest Information Technologies, Inc.	Colorado
Qwest Services Corporation	Colorado
Qwest Wireless, LLC	Delaware

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  Exhibit 21